

13010665

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67771

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2012___ AND ENDING___12/31/12___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPITAL CITY SECURITIES, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 Dublin Rd. Ste - 122-D
                          (No. and Street)

Columbus   Ohio   43215
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard B. Ramos, CPA - HHH CPA Group, LLC
                (Name – if individual, state last, first, middle name)

1250 Old Henderson Road   Columbus, OH   43220
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _Todd E. Clawford_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAPITAL CITY SECURITIES, LLC , as

of _12/31_ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.
Title

Ashley Searles
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Capital City Securities, LLC (a limited liability corporation) as of December 31, 2012 and 2011 and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA

February 1, 2013

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

CAPITAL CITY SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

		2012		2011
ASSETS				
Cash	$	13,858	$	6,733
Deposit with clearing organization		50,000		50,000
Fees receivable		36,880		15,208
Receivable from broker-dealers and clearing organization		16,228		31,444
Accounts receivable - other		13,494		5,733
Accounts receivable - related party		20,871		-
Prepaid expenses		-		3,790
Other assets		186		2,352
Total current assets		151,517		115,260
Long-term assets		-		-
	$	151,517	$	115,260
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	11,346	$	38,622
Commissions payable		51,175		46,970
Related party payable		-		2,415
Other liabilities		352		1,184
Total current liabilities		62,873		89,191
Long-term debt		-		-
Total liabilities		62,873		89,191
Members' equity:				
Contributed capital		205,000		205,000
Retained earnings		(116,356)		(178,931)
Total members' equity		88,644		26,069
	$	151,517	$	115,260

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2012 AND 2011

		2012		2011
Revenues:				
Commissions	$	927,210	$	778,962
Other income		29,150		47
Total revenues		956,360		779,009
Expenses:				
Commissions		638,591		539,683
Clearing house charges		142,881		103,140
Professional fees		62,694		94,975
Wages		22,956		25,423
Office rent		9,202		13,675
Insurance		7,514		8,406
Telephone		2,321		2,468
Licenses, dues and subscriptions		2,387		2,450
Maintenance and repair		2,107		1,469
Printing and postage		1,495		1,297
Other		1,637		3,165
Total expenses		893,785		796,151
Net income (loss)	$	62,575	$	(17,142)

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMEBERS' EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Contributed Capital:		
Balance at beginning of year	$ 205,000	$ 190,000
Contributed capital	-	15,000
Balance at end of year	205,000	205,000
Retained Earnings:		
Balance at beginning of year	(178,931)	(161,789)
Net income (loss)	62,575	(17,142)
Distributions	-	-
Balance at end of year	(116,356)	(178,931)
Total members' equity	$ 88,644	$ 26,069

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 62,575	$ (17,142)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Fees receivable	(21,672)	5,363
Receivable from broker-dealers and clearing organization	15,216	(567)
Accounts receivable - other	(7,761)	1,228
Accounts receivable - related party	(20,871)	-
Prepaid expenses	3,790	(3,790)
Other assets	2,166	(294)
Increase (decrease) in:		
Accounts payable	(27,276)	30,075
Commissions payable	4,205	(18,118)
Related party payable	(2,415)	(29,985)
Other accrued liabilities	(832)	952
Total adjustments	(55,450)	(15,136)
Net cash provided by (used in) operating activities	7,125	(32,278)
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Capital contributions	-	15,000
Net cash provided by financing activities	-	15,000
Net decrease in cash	7,125	(17,278)
Cash at beginning of year	6,733	24,011
Cash at end of year	$ 13,858	$ 6,733
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2012, the Company is licensed in 16 states and one territory, including Arizona, California, Colorado, Florida, Illinois, Iowa, Massachusetts, Michigan, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin.

B.   Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C.   Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2012. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 1- Summary of Significant Accounting Policies- (Continued)

E.   Advertising Costs

   Advertising costs are expensed when incurred. Advertising costs were $141 and $154 in 2012 and 2011, respectively. Advertising is included in other expenses.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2012, $4,192 or $5,000. At December 31, 2012 the Company's net capital as defined by SEC Rule 15c3-1 was $49,279 above the minimum net capital required.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

Note 6 – Reclassification

Certain accounts on the prior year report have been reclassified to agree with the current year presentation.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2012, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2012

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 88,644
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		88,644
Non-allowable assets:		
Accounts receivable – other	$ 13,494	
Accounts receivable – related party	20,871	34,365
Net capital before haircuts on securities positions		54,279
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$ 54,279

Schedule II

Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 50,720
Adjustments	3,559
Net capital per audited financial statements	$ 54,279

Note: The increase in net capital, $3,559, is principally due to a increase in other income.



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

In planning and performing our audit of the financial statements of Capital City Securities, LLC for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HHH CPA Group LLC

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 1, 2013